

November 30, 2012

Via E-mail
Joseph J. Sum
Chief Financial Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606

> **Re: Continental Materials Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2012, June 30, 2012,**
> ** and September 30, 2012**
> **Filed May 15, 2012, August 14, 2012, and November 13, 2012**
> **File No. 1-3834**

Dear Mr. Sum:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7
Financial Condition, Liquidity and Capital Resources, page 8

1. In future filings, please disclose the amount available to borrow under your Revolving Credit Agreement without violating any of the covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 5.13 of the Financial Reporting Codification for guidance.

2. In future filings, please clarify whether you obtained the waiver of the Fixed Charge Coverage Ratio covenant due to an expected violation. Also, please disclose the actual Fixed

Charge Coverage Ratio at the latest balance sheet date, considering the covenant is currently scheduled to return for the computation period ending March 31, 2013, and you are apparently in discussions to seek further waiver.

Results of Operations, page 12

3. In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in sales, gross profit ratio, and operating loss at the consolidated and segment levels. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising loss from continuing operations, as appropriate, including rising raw material and transportation costs. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Report of Independent Registered Public Accounting Firm, page 34

4. We note BKD, LLP's statement that they audited the information on the financial statement schedule listed in the Index at Part IV, Item 15(a)2. Please request BKD, LLP to provide you with a revised report that includes reference to the information on the financial statement schedule in the two responsibility statements in the scope paragraph and in the opinion paragraph. Please refer to paragraphs .09-.13 of AU Section 551 for guidance. Please include the revised report in an amendment to your fiscal year 2011 Form 10-K.

Forms 10-Q for Fiscal Quarters Ended March 31, 2012, June 30, 2012, and September 29, 2012

Exhibits 31

5. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note omission of the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in paragraph 4, and the omission of the parenthetical "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.d. Please file an amendment to your Forms 10-Q to provide the revised certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. The amended forms need to include Items 1, 4 and 6 in their entirety. The certifications are to refer to the amended form and include an updated date. Please refer to interpretation 246.13 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief